EXHIBIT 99.3

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2022

Effective Date

This Management’s Discussion and Analysis (“MD&A”), prepared as of March 14, 2023, is intended to help the reader understand the significant factors that have affected the performance of Vox Royalty Corp. and its subsidiaries (collectively “Vox” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022 and related notes thereto (the “Consolidated Financial Statements”) which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All dollar figures in this MD&A are expressed in United States dollars, unless stated otherwise.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the section “Forward-Looking Information” at the end of this MD&A and to consult Vox’s Consolidated Financial Statements which are available on SEDAR at www.sedar.com and on Form 40-F filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information, including the primary risk factors affecting Vox, are included in the Company’s Annual Information Form (“AIF”) and Form 40-F available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of Vox’s royalty, stream and other interests, as well as a description of risk factors affecting the Company.

Table of Contents

Effective Date	2
Table of Contents	2
Overview	3
Highlights and Key Accomplishments	3
Royalty Portfolio Updates	5
Outlook for 2023	9
Asset Portfolio	9
Summary of Annual Results	12
Summary of Quarterly Results	14
Liquidity and Capital Resources	15
Off-Balance Sheet Arrangements	16
Commitments and Contingencies	16
Related Party Transactions	17
Changes in Accounting Policies	17
Recent Accounting Pronouncements	17
Outstanding Share Data	17
Critical Accounting Judgements and Estimates	17
Financial Instruments	18
Internal Controls Over Financial Reporting	19
Forward-Looking Information	20
Third-Party Market and Technical Information	21

Abbreviations Used in This Report

Abbreviated Definitions
Periods Under Review	Interest Types		Currencies
Q4 2022 The three-month period ended December 31, 2022	“NSR”	Net smelter return royalty	“$” United States dollars
Q3 2022 The three-month period ended September 30, 2022	“GRR”	Gross revenue royalty	“A$” Australian dollars
Q2 2022 The three-month period ended June 30, 2022	“FC”	Free carry	“C$” Canadian dollars
Q1 2022 The three-month period ended March 31, 2022	“PR”	Production royalty
Q4 2021 The three-month period ended December 31, 2021	“GPR”	Gross proceeds royalty
Q3 2021 The three-month period ended September 30, 2021	“GSR”	Gross sales royalty
Q2 2021 The three-month period ended June 30, 2021	“FOB”	Free on board
Q1 2021 The three-month period ended March 31, 2021

2

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2022

Overview

Vox is a returns focused mining royalty company with a portfolio of 62 royalties and streams spanning eight jurisdictions (Australia, Canada, the United States, Brazil, Peru, Mexico, Nigeria and South Africa). The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network that has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 50 royalties.

Vox operates a unique business model within the royalty and streaming space , which it believes offers it a competitive advantage. Of these advantages, some are inherent to the Company’s business model, such as the diverse approach to finding global royalties providing it with a broader pipeline of opportunities to act on. Other competitive advantages have been strategically built since the Company’s formation, including its 2020 acquisition of Mineral Royalties Partnership Ltd.’s proprietary royalty database of over 8,500 royalties globally (“MRO”). MRO is not commercially available to the Company’s competitors. MRO virtually integrates global mining royalties with mineral deposits and mining claims, which provides the Company with the first-mover advantage to execute bilateral, non-brokered royalty acquisition transactions, which make up the majority of the historical acquisitions of the Company, in addition to brokered royalty acquisition opportunities available to other mining royalty companies. The Company also has an experienced technical team that consists of mining engineers and geologists who can objectively review the quality of assets and all transaction opportunities.

The Company focuses on accretive acquisitions . As at the date hereof, approximately 80% of Company’s royalty and streaming assets by royalty count are located in Australia, Canada and the United States. Further, the Company is prioritizing acquiring royalties on producing or near-term producing assets to complement its high-quality portfolio of exploration and development stage royalties. Specifically, the Company’s portfolio currently includes six producing assets and twenty-four development stage assets on which a mining study has been completed, or that have potential to be toll-treated via a nearby mill or that may restart production operations after care and maintenance.

The Company’s common shares trade on the TSX Venture Exchange under the ticker symbol “VOX”, and on The Nasdaq Stock Market LLC (“Nasdaq”) under the ticker symbol “VOXR”.

Further information on Vox can be found at www.voxroyalty.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Highlights and Key Accomplishments

2022 Financial and Operating

•	Record recognized annual revenues of $8,508,105 and record annual royalty revenue receipts of $9,717,022 (compared to recognized annual revenues $3,651,717 for the year ended December 31, 2021);
•	Total Q4 2022 royalty revenues of $2,104,758 (compared to $574,214 for Q4 2021);
•

Gross profit of $1,591,909 and $6,664,087 for the three months and year ended December 31, 2022, respectively (compared to $199,656 and $2,679,125 for the three months and year ended December 31, 2021, respectively);

•

Declared an inaugural quarterly cash dividend of $0.01 per common share on September 20, 2022, paid to shareholders of record as of October 21, 2022, which was subsequently followed by the declaration of a quarterly cash dividend of $0.01 per common share on November 15, 2022, paid to shareholders of records as of December 30, 2022;

•	Commenced trading on Nasdaq on October 10, 2022 and attended Times Square, New York on Monday January 9, 2023 to complete the ceremonial closing of the Nasdaq markets;
•

Noted significant organic development within the existing royalty portfolio with the commencement of production by Northern Star Resources Limited (“Northern Star”) at the Otto Bore gold mine and construction completion and loaded commissioning at the Binduli North Gold Mine by Zijin Mining Group Co., Ltd. (“Zijin”) in Western Australia;

•	Increased producing royalty asset count with the May 2022 acquisition of the Wonmunna royalty, an uncapped 1.25% to 1.50% GRR (>A$100/t iron ore) and the commencement of production at Otto Bore;
•	Completed the acquisition of eight royalties plus two royalty options during the year ended December 31, 2022, including:
o	Wonmunna – iron ore royalty, an uncapped 1.25% to 1.50% GRR (payable at 1.50% for >A$100/t iron ore pricing), operated by Mineral Resources Limited;
o	Limpopo – two PGM royalties, a 1.0% GRR over the Dwaalkop Project and a 0.704% GRR over the Messina Project, operated by Sibanye Stillwater Ltd.;
•	Achieved full revenue payback on the Segilola gold royalty investment within six months of first royalty receipt;
•	Released an inaugural Asset Handbook for best practice investor transparency in February 2022;
•	Strong balance sheet position at quarter end, including:
o	Cash and accounts receivable of $6,174,716 (compared to $5,610,296 as at December 31, 2021);
o	Working capital of $3,795,951 (compared to $6,209,207 as at December 31, 2021);
o	Total assets of $41,805,456 (compared to $27,305,421 as at December 31, 2021); and
•	Purchased and cancelled 192,200 common shares pursuant to the Company’s normal course issuer bid (“NCIB”), during the year ended December 31, 2022.

3

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2022

Quarterly Dividends Declared and Paid

On September 20, 2022, the Board of Directors of the Company declared a quarterly dividend of $0.01 per common share payable on November 4, 2022 to shareholders of record as of the close of business on October 21, 2022.

On November 15, 2022, the Board of Directors of the Company declared a quarterly dividend of $0.01 per common share payable on January 13, 2023 to shareholders of record as of the close of business on December 30, 2022.

Royalty Acquisitions

Limpopo

On April 27, 2022, Vox completed the acquisition of a portfolio of two royalties from a private South African registered company (the “SA Vendor”). The royalties include a 1.0% GRR over the Dwaalkop Project and a 0.704% GRR over the Messina Project, which collectively cover the majority of the Limpopo PGM Project (“Limpopo”). The upfront consideration issued to the SA Vendor was C$1,500,000, settled by the issuance of 409,500 common shares of the Company. The Company will make additional cash payments or issue additional common shares (at Vox’s sole election) of up to C$8,900,000 upon achievement of certain production milestones at Limpopo.

Wonmunna

On May 26, 2022, Vox completed the acquisition of a producing royalty over the Wonmunna iron ore mine from a private company. The royalty is a 1.25% to 1.50% sliding scale GRR, with 1.25% payable when the benchmark 62% iron ore price is below A$100/t and 1.50% GRR payable when the benchmark 62% iron ore price is above A$100/t. Notwithstanding the acquisition date of the royalty, all royalty payments due and payable to the holder of the royalty are for the benefit of Vox commencing April 1, 2022.

The total upfront consideration paid on May 26, 2022 was $15,703,991, broken down as follows:

-	Cash $4,050,000 (inclusive of a $50,000 deposit paid prior to closing);
-	4,350,000 common shares;
-	3,600,000 common share purchase warrants with an exercise price of C$4.50 and an expiry date of March 25, 2024; and
-	In addition, there was a holdback amount of $700,000 (recorded as restricted cash) that becomes due and payable following the completion of certain conditions for a period up to December 31, 2024.

The carrying amount of the Wonmunna royalty asset was subsequently reduced for the royalty revenue earned for the period April 1, 2022 to May 25, 2022 of $1,208,917.

Canadian Gold Portfolio

On June 3, 2022, Vox completed the acquisition of two royalties from an individual prospector residing in Canada, along with any personal rights held to a third potential royalty. The royalties include a 1.0% NSR over part of the Goldlund Project in Ontario, an effective 0.60% NSR over the Beschefer Project in Quebec, and any personal rights held to a 1.5% NSR over the Gold River gold project in Ontario. The upfront consideration paid to the individual prospector was a cash payment of C$100,000. The Company subsequently issued 173,058 common shares in September 2022 and 215,769 additional common shares in January 2023 as partial consideration for the royalties. The Company will make a final cash payment of C$500,000 or issue up to a maximum of 184,399 additional common shares in December 2023 (at Vox’s sole election), subject to the satisfaction of certain conditions.

El Molino

On June 9, 2022, Vox acquired all of Terrace Gold’s (a subsidiary of Nuheara Limited) rights and interests in an agreement with Lumina Copper S.A.C, which includes the right to receive the El Molino 0.5% NSR. The upfront consideration issued to Nuheara Limited was $50,000, settled by the issuance of 17,959 common shares of the Company. A further payment of $450,000 is payable in cash, following the registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions. As of the date of this MD&A, the further payment has not occurred.

Koolyanobbing – Milestone Payment

On September 30, 2022, the Company recorded a liability relating to the first contingent milestone payment owing for the Koolyanobbing royalty. Per the terms of the royalty sale and purchase agreement between Vox Royalty Australia Pty Ltd. and Vonex Limited, dated April 21, 2020, a first milestone cash payment of A$250,000 was due upon the achievement of a specific cumulative tonnage achieved, which was reached during the three months ended September 30, 2022. The cash amount was paid in Q4 2022.

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Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2022

First Quantum Portfolio

On November 21, 2022, Vox acquired two royalties and the option rights held on two additional royalties from First Quantum Minerals Ltd. (“FQM”). The royalties include a 2.0% NSR over part of the Estrades Project in Québec (“Estrades”), a 0.49% NSR over the Opawica Project in Québec (“Opawica”), a right to acquire a 2% NSR (1% buyback for C$3,000,000) over the Winston Lake Project in Ontario (“Winston Lake”), and a right to acquire a 2% NSR over the Norbec & Millenbach Project in Québec (“N&M”). Pursuant to the terms of the FQM royalty sale and purchase agreement, Vox agreed to issue to FQM C$525,000 of Vox common shares, being 164,319 common shares of the Company at an issue price of C$3.195 per common share for the Estrades and Opawica royalties. Additional closings and cash payments of C$100,000 (Winston Lake) and C$25,000 (N&M) will be due and payable following (i) the exercise of separate third-party option agreements, (ii) the issuance of the Winston Lake and N&M royalties to FQM, and (iii) the assignment of the Winston Lake and N&M royalties to Vox.

Cardinia

On November 21, 2022, the Company completed the acquisition of the Cardinia development-stage gold royalty in Western Australia from Gloucester Coal Ltd (“Gloucester”). Pursuant to the terms of the Gloucester royalty sale and purchase agreement, Vox paid Gloucester A$450,000 in cash on closing. The Cardinia royalty is a 1% GRR above 10,000oz cumulative gold production (~9,100oz remaining hurdle) and covers the majority of the Lewis gold deposit.

Normal Course Issuer Bid

On November 15, 2022, the Company renewed its NCIB, allowing the Company to repurchase for cancellation, up to 2,229,697 common shares during the period November 21, 2022 to November 20, 2023. The repurchases are to be made at market prices through the facilities of the TSXV or other recognized Canadian marketplaces, or through the facilities of Nasdaq. The NCIB provides the Company with the option to purchase its common shares for cancellation from time to time.

During the year ended December 31, 2022, the Company repurchased and cancelled 192,200 common shares.

Royalty Portfolio Updates1

During the quarter ended December 31, 2022, the Company’s operating partners continued to explore, develop, and expand the projects underlying the Company’s royalty assets.

Key development news for Q4 2022 is summarized as follows:

•

On October 10, 2022, Genesis Minerals Limited (“Genesis”) announced in their Q3 2022 quarterly report that infill drilling of the royalty-linked Puzzle North deposit commenced during the quarter and is ongoing during the three months ended December 31, 2022. Results to the south following up on the 77m @ 0.7g/t (22USRC1309 drill hole) reported last quarter intersected mineralization 40m further to the south at similar depth (22USRC1389, 22USRC1390), with alteration persisting to the south and deeper drilling required to test for the presence of further mineralization.

•

On October 19, 2022, Brightstar Resources Limited (“Brightstar”) announced that it had extinguished all of the debt payable by the company, which totaled $6,030,000. With its debt removed, Brightstar noted it is in a robust financial position to advance its Laverton Gold Projects, including the Brightstar Alpha Project which Vox holds a royalty on, through further exploration and feasibility activities.

•

On October 21, 2022, Black Cat Syndicate Limited (“Black Cat”) announced in its annual report that 10,503m had been drilled across 254 reverse circulation (“RC”) drillholes from July 2021 to June 2022 for grade control and sterilization at the royalty-linked Myhree Mining Centre.

•

On October 31, 2022, Norwest Minerals Limited (“Norwest”) announced that it is compiling information and taking steps required to lodge an application for converting its project exploration license to a mining license at the Bulgera project.

•	On November 10, 2022, Orla Mining Ltd. (“Orla Mining”) announced the following project updates for South Railroad:
o

It has begun integrating South Railroad into the company’s growth plans with key priorities for South Railroad to include project permitting, review of project schedule including critical path activities, and assessment of current exploration supporting resource expansion.

o

The company will commence an additional 5,000m RC and core drill program at South Railroad for an additional $1.5 million, bringing the total 2022 planned direct drilling cost spending to $3.0 million across 11,370m of drilling.

o	The current and primary objectives are to upgrade and increase oxide resources at the Pinion SB, LT, POD, Sweet Hollow, Jasperoid Wash, and Dixie targets.
•

On November 24, 2022, Black Cat announced that permits are in place and positioned to start mining with the mining contractor selected and discussions with local mills advanced regarding toll treatment at the royalty-linked Myhree open pit deposit.

•

On December 12, 2022, Genesis’ company presentation provided an overview of their merger with St Barbara Limited, a maiden mineral reserve over the Leonora gold project open pits, which includes the royalty-linked Puzzle deposit, is expected in June 2023, and a feasibility study is also expected in June 2023 covering the Leonora gold project open pits.

•	On December 23, 2022, Silver Mines Limited (“Silver Mines”) announced that:

 ______________________________

1Statements made in this section contain forward-looking information. Reference should be made to the “Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see the “Risk Factors” section in the most recent AIF and Form 40-F available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively.

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Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2022

o	The New South Wales Department of Planning and Environment (“DPE”) has assessed the Bowdens silver project as approvable subject to conditions of consent.
o	The DPE has now referred the project to the Independent Planning Commission (“IPC”) of New South Wales for final determination.
o	The Bowdens silver project team has reviewed and has accepted the recommended conditions of consent as provided with DPE’s Assessment Report.

Key earlier development news for the first nine months of 2022 is summarized as follows:

•

On January 18, 2022, Silver Mines announced that it has four drill rigs on site continuing a 30,000m diamond drilling program. The results from this drilling program will form the basis for a mineral resource estimate as part of a Scoping Study of underground mining scenarios.

•	On January 20, 2022, Kalamazoo Resources Limited (“Kalamazoo”) announced that planning is underway for extensive Phase III drilling and exploration program to commence in early 2022.
•

On January 25, 2022, Black Cat announced that it was granted a Work Approval Permit for the construction of the planned 800ktpa processing facility at Majestic. The only outstanding permit required for mine development and mill construction is the Tailings Storage Facility mining proposal.

•

On February 10, 2022, Develop Global Limited (“Develop”) announced that the results from its most recent drilling program point to a substantial conversion of Inferred to Indicated Resource classification. The upgrade in resource classification will pave the way for Develop to update reserves, mine development plans, project costings and to finalize funding options.

•	On February 23, 2022, Gold Standard Ventures Corp. (“GSV”, as predecessor operator to Orla) announced the following feasibility study results for the South Railroad gold project in Nevada:
o

After-tax Internal Rate of Return (“IRR”) of 62% and NPV5 of $487M at a “Spot Gold Price” of $1,899.20 per ounce and after-tax IRR of 44% and NPV5 of $315M at $1,650 per ounce (“Base Case Gold Price”);

o	Payback of 1.6 years at the Spot Gold Price and 1.9 years at the Base Case Gold Price;
o

29% increase in mineral reserves to 65Mt @ 0.77g/t gold for 1.6 million contained gold ounces (at 0.17g/t Au cut-off for Dark Star and Pinion oxide and 0.24g/t Au for Pinion transition ore), summarized as follows:

■	Proven: 8,960Kt @ 1.15g/t for 333koz of gold and 437koz of silver;
■	Probable: 56,239Kt @ 0.70g/t for 1,271koz of gold and 5,700koz of silver;
■	Proven + Probable: 65,199Kt @ 0.77g/t for 1,604koz of gold and 6,137koz of silver;
o

10.5-year operating life with total production 65Mt @ 0.77g/t for estimated gold produced of 1,031Koz (at an assumed 65% gold recovery rate), with an average gold production of 152,000 ounces over the first four years;

o	Launch of construction financing process, targeting 75% from non-equity sources, to be completed this year in advance of final construction permits; and
o	Orion Mine Finance to provide GSV with a term sheet of up to $200 million to support the construction of the South Railroad Project.
•

On February 23, 2022, Alamos Gold Inc. (“Alamos”) announced that the total capital budget for Lynn Lake in 2022 is $14M, including $11M for development activities and $3M for exploration. The development activities will be focused on environmental work in support for permitting detailed engineering and other site access upgrades. At the time, Alamos believed that approval of the Environmental Impact Statement (“EIS”) for the project would be delivered during the second half of 2022, but it has since updated its disclosure and expects approval will now be delivered during the first half of 2023.

•	On March 16, 2022, Norwest announced:
o	The JORC-compliant gold resource estimate for Bulgera increased to the following
■	Indicated Resources: 2.09Mt @ 1.0g/t for 67,382 ounces of gold;
■	Inferred Resources: 2.99Mt @ 1.38g/t for 132,748 ounces of gold;
o	RC and diamond drilling conducted in 2021 intersected wide zones of gold mineralisation to extend the main lode beyond 500m down dip of the shallow Bulgera open pit;
o	Bulgera gold mineralisation has high recovery (up to 98%) and low-cost processing characteristics; and
o	Norwest is to commence deep RC drilling for additional gold bearing shear zones in the highly mineralized Bulgera gold project area.
•

On March 20, 2022, in the Zijin 2021 annual report, Zijin announced that the application for permits and licenses of the Binduli North project has been completed, project construction is fully underway and approximately A$160M (RMB 0.757 billion) of the total Binduli expansion budget of A$462M (Binduli North and South) has been invested by Zijin as at December 31, 2021. It is anticipated that the project will complete construction and commence production from the Binduli North portion of the Janet Ivy project in the second half of 2022.

•

On March 24, 2022, ValOre Metals Corp. announced an updated National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) resource estimate for the Pedra Branca platinum group elements project, with highlights including:

o

106% increase to the 2019 inferred mineral resource to 63.6Mt @ 0.68g/t Pd, 0.36g/t Pt and 0.03g/t Au for 1,391Koz contained palladium, 746Koz contained platinum and 61Koz contained gold, all based on a cut-off grade of 0.4g/t PGE+AU;

o	C$6.1M spent on exploration and development since the 2019 resource;
o	17,434m have been drilled since 2019;

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Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2022

o	Extensive growth potential remains at Massapê, Santo Amaro, Trapia, and Cedro, in addition to advanced exploration targets property-wide; and
o	Regional exploration by Trado drilling continues to advance new prospects to RC or core drill targets.
•	On March 29, 2022, Genesis announced a substantial resource update for the Ulysses/Leonora gold project, with highlights including:
o	Total Mineral Resource at Leonora grew to the following as at March 31, 2021(at a 0.5g/t gold cut-off above 280mRL and 2g/t below 280mRL):
■	Measured: 795Kt @ 5.3g/t for 135koz of gold;
■	Indicated: 19,717Kt @ 1.6g/t for 1,025koz of gold;
■	Inferred: 18,794Kt @ 1.4g/t for 857koz of gold;
o	Total combined royalty-linked Puzzle North and Puzzle resource stands at 5,765Kt @ 1.1g/t for 204,000oz Indicated and 2,950Kt @ 1.1g/t for 107,000oz Inferred at a 0.5g/t cut-off grade;
o	Exploration in 2022 will target depth and strike extensions to Puzzle and Puzzle North, including the untested “Puzzle Gap”; and
o

Metallurgical test work has been carried out as part of the Leonora feasibility study at Puzzle North and Puzzle confirming that the ore is amenable to conventional cyanide leaching. Ongoing test work by Genesis has confirmed gold recoveries from primary ore to be ~90% to 95%.

•	In March 2022, Zijin filed a mining proposal for the Binduli North heap leach gold project, which included:
o

33% increase in forecast ore tonnages from the previously filed December 2020 Mining Proposal report (and Janet Ivy Technical Report dated October 5, 2021), with total Binduli North life of mine ore tonnages increased from 41Mt @ 0.6g/t Au for 787Koz to 55Mt @ 0.6g/t Au for 1,103Koz;

o	Significant increase in gold royalty tonnages covered by the Vox royalty expected over the project over the +10 year mine life of the expansion project; and
o	Plans to install up to 8MW of single axis tracking solar PV, reducing reliance on diesel generated power.
•

On April 18, 2022, GSV announced that the first stage exploration program for 2022 includes approximately 5,700m of RC and core drilling over 20 holes with drilling scheduled to start in May 2022. Based on the results of the first stage exploration program, GSV intends to develop a second stage exploration program to be completed in the fall and winter of 2022.

•

On April 19, 2022, Black Cat announced that it entered into binding agreements to acquire 100% of the Coyote and Paulsens gold operations from Northern Star for total consideration of up to A$44.5M (cash, stock and contingent deferred cash), which Vox holds a 0.75% GRR (>250koz cumulative production) over the Merlin gold deposit, and a 1.75% GRR (>250koz cumulative production hurdle that is combined with the Ashburton gold royalty) over the Electric Dingo gold deposit.

•

On April 21, 2022, Black Cat included in its investor presentation that it is undertaking a tender to mine and toll-treat the fully approved royalty-linked Myhree open pit deposit with interested toll milling partners around Kalgoorlie. If acceptable toll milling terms are agreed, Black Cat will mine Myhree during 2022/2023.

•

On April 21, 2022, Jangada Mines plc (“Jangada”) announced that it has updated the Pitombeiras technical report, which supersedes the PEA published in 2021. The updated technical report includes the titanium component of the project and provides for the following updated results:

o	100.3% post-tax IRR;
o	$96.5 million post-tax Net Present Value (“NPV”) at an 8% discount rate;
o	All-in capital expenditures totaling $18.5 million;
o	Post-tax payback time of 13 months;
o	Approximately 9-year LOM based on the current estimated resource (details below):
■	Measured: 1.75Mt @ 0.48% V2O5, 9.47% TiO2, 47.79% Fe2O3
■	Indicated: 3.35Mt @ 0.45% V2O5, 8.82% TiO2, 45.16% Fe2O3
■	Inferred: 3.16Mt @ 0.44% V2O5, 9.00% TiO2, 45.86% Fe2O3
o	$415 million total gross revenue, applicable to Vox’s 1% NSR; and
o	Exploration potential to increase LOM remains open.
o

Disclaimer: The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

•

On April 27, 2022 and May 3, 2022, Northern Star announced preparation for open pit mining operations at the Otto Bore deposit have commenced, confirmed by open pit pre-stripping observed by Vox management via satellite imagery, and all required environment studies have been completed and relevant vegetation clearance, dewatering permit have been granted. The Mining Proposal has been approved, however it will be revised and resubmitted to accommodate extension of the new reserve pit.

•	On May 16, 2022, Develop announced exceptional final results from its A$10M drilling program and that a resource update for Sulphur Springs is scheduled for release in the September 2022 quarter.

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Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2022

•

On May 25, 2022, Tartisan Nickel Corp. (“Tartisan”) announced that it has commenced construction on an all-season road into the Kenbridge nickel-copper project and that it has received the necessary work permit from the Ministry of Northern Development, Mines, Natural Resources and Forestry to conduct the road maintenance and all necessary upgrades, including brushing, ditching, graveling and installing culverts.

•

On June 10, 2022, Black Cat announced that RC drilling at Myhree has commenced to complete the remaining 50% of grade control drilling over the upper 50m of the ore reserve, with the program expected to be completed in June 2022. Once completed, all pre-development drilling at Myhree will be completed. This will allow mining to commence either as part of a toll treatment arrangement or as the first open pit to be development once the Kal East processing facility is constructed.

•

On June 13, 2022, GSV, operator of the South Railroad gold project, announced that they have entered into a definitive agreement with Orla Mining, whereby Orla Mining will acquire all of the issued and outstanding shares of GSV by way of a court-approved plan of arrangement.

•

On June 28, 2022, Silver Mines announced that drilling has resumed at the Barabolar silver-lead-zinc project. The initial program of 2,000m to be completed by the end of the September quarter, is the first modern exploration in the area.

•	On June 29, 2022, Kalamazoo announced that planning is underway for an extensive Phase III exploration drilling program to commence in the second half of 2022.
•

On June 29, 2022, Mineral Resources Limited announced that it received approval for the amended Wonmunna Mining Proposal that was submitted in February 2022 to the Western Australian Environmental Protection Authority to expand the annual maximum production rate at Wonmunna from 10Mtpa to 13.5Mtpa.

•	In its July 5, 2022 corporate presentation, Genesis disclosed that it has received firm commitments to raise up to A$100M, with proceeds to include funding of the development of Ulysses gold project.
•	On July 8, 2022, the Binduli North heap leach project was officially opened at a ceremony organized by Norton Gold Fields, a subsidiary of Zijin and attended by the Western Australian Government.
•

On July 11, 2022, Brightstar announced that 12 holes were drilled for 1,278m at the Alpha West target to test for opportunities to mine a shallow open pit where previous anomalous drilling had been recorded. According to Brightstar, historic drilling has shown indications of near surface mineralisation that may support a small open pit in this area 800m north-west of the current open pit and provide a second access to deeper mineralisation should it be confirmed as an opportunity for underground mining in the future.

•	On July 12, 2022, Tartisan announced the completion of a positive PEA for the Kenbridge nickel project. Highlights of the PEA include:
o	9-year mine plan based on 1,500 tonne per day underground mining and processing operation;
o	Measured and Indicated Mineral Resources represent 3,508,000 tonnes at 0.70% Ni, 0.35% Cu and 0.01% Co (54 Mlb Ni, 27 Mlb Cu);
o	Inferred Mineral Resources represent 1,013,000 tonnes at 1.21% Ni, 0.56% Cu and 0.01% Co (27 Mlb Ni, 13 Mlb Cu;
o	United States Dollar metal prices used in the PEA were $10/lb Ni, $4/lb Cu and $26/lb Co;
o	Life of Mine (“LOM”) revenues from net smelter returns are estimated at $837M;
o	LOM operating costs are estimated at $292M;
o	LOM capital costs are estimated at $227M and include pre-production capital costs of $134M;
o	After-tax NPV is estimated at $109M using a 5% discount rate; and
o	After-tax IRR is 20%.
■

Based on the PEA, Vox management believes that Tartisan will buy-back the Company’s 1.0% NSR royalty at or around the start of production for C$1.5M cash, a substantial premium to the C$55,000 carrying value of the royalty, pursuant to the buy-back clause in the Kenbridge royalty agreement.

o

Disclaimer: The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

•	On July 13, 2022, Corazon Mining Limited provided an update on activities at the Lynn Lake nickel-copper-cobalt project, which included mining study results that are expected in late 2022.
•

On July 14, 2022, Silver Mines reported that drilling had returned the deepest, high-grade intercept of silver at the Bowdens Project from a vertical depth of 415m in the Bundarra Zone and that the underground mineral resource estimate is expected to be finalized by H&S Consultants in the current quarter.

•	On July 20, 2022, Northern Star announced that:
o

Open pit mining continues with D Zone pre-strip (non-royalty linked at Thunderbox mine) and the installation of key infrastructure at Otto Bore to support open pit mining operation (royalty-linked); and

o

12% of the group’s growth CAPEX in fiscal year 2023 of A$650M is to be spent on the Yandal hub for the completion of the Thunderbox mill expansion which is on track and on budget for commissioning and ramp up in the first half of 2023, establishment of the Otto Bore mine, and a new tailings dam.

•

On July 21, 2022, Quantum Graphite Limited announced that it received commitments from sophisticated investors to raise approximately A$4M. The funds will include being used to expand the Uley 2 definitive feasibility study from the existing production capacity of 55,000tpa contained graphite to a target capacity of approximately 95,000tpa contained graphite.

•

On August 16, 2022, Tartisan announced that they are in Phase 2 of environmental baseline studies. Tartisan’s CEO commented, “Baseline studies continue at the Kenbridge Nickel Project and signify the Company’s commitment to an approximate three years to production timeline. The Company is continuing to review and implement all necessary steps in the permitting and mining approval process. The recently announced PEA results outlined robust economics and significant value of the Kenbridge Nickel Project.”;

8

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2022

•

On August 29, 2022, Kalamazoo announced an A$3 million cornerstone investment by New York-based growth capital asset management firm Lind Partners to accelerate Kalamazoo’s gold and lithium growth strategies.

•	On September 5, 2022, Silver Mines declared its maiden underground mineral resource estimate for Bowdens (at a 150g/t silver equivalent (“AgEq”) cut-off grade):
o	Measured: 1.55Mt @ 139g/t Ag, 0.8% Zn, 0.7% Pb and 0.1g/t Au or 212g/t silver equivalent (AgEq).
o	Indicated: 2.01Mt @ 55g/t Ag, 2.0% Zn, 1.1% Pb and 0.3g/t Au or 217g/t AgEq.
o	Inferred: 2.81Mt @ 26g/t Ag, 2.3% Zn, 1.0% Pb and 0.4g/t Au or 202g/t AgEq.
•

On September 6, 2022, Develop announced that an updated Definitive Feasibility Study is scheduled for completion in early 2023, with the objective to have the Sulphur Springs project ‘shovel ready’ by the middle of 2023, with a view to advancing financing options in the second half of 2023.

•

On September 12, 2022, Orla Mining announced that the 2022 sulphide exploration program started by GSV is ongoing and that it is increasing exploration spending by $1.5 million to accelerate the upgrade and definition of new oxide resources. Orla Mining commenced an additional 5,000m RC and core drill program at South Railroad for an additional $1.5 million, bringing the total 2022 planned direct drilling cost spending to $3.0 million across 11,370m of drilling. The current and primary objectives are to upgrade and increase oxide resources at the Pinion SB, LT, POD, Sweet Hollow, Jasperoid Wash, and Dixie targets.

•

On September 12, 2022, Silver Mines announced gold intercepts within a new Southern Gold Zone located at the southern extent of the planned open pit. This area has become a further target for gold and silver exploration.

•	In September 2022, Aurenne Group Pty Ltd. provided a construction update for Mt Ida including the targeted establishment of a 1.2Mtpa gold plant by April 2023;

Outlook for 20232

Key growth assets for the Company for 2023 include, based primarily on public disclosure of third-party operators:

•	Otto Bore royalty and gold project in Western Australia, where operator Northern Star commenced production in Q3 2022.
•	Binduli North gold heap leach project in Western Australia, which officially opened in Q3 2022 and where Vox holds a A$0.50/t royalty over material from the Janet Ivy deposit.
•	Mt Ida royalty and gold project in Western Australia, which is in construction and targeting plant commissioning in April 2023.
•	Bulong royalty and gold project in Western Australia, where operator Black Cat is guiding towards potential open-pit mining and toll treatment from 2023 onwards from the royalty-linked Myhree deposit.
•

Pitombeiras royalty and vanadium-titanium project in Brazil, where operator Jangada published an updated technical report in Q2 2022 and which is a key catalyst that may lead to a construction decision in the future.

•

Brits royalty and vanadium project in South Africa, which is located adjacent to operator Bushveld Minerals Limited’s integrated Vametco facility and which will serve as an alternative source of near surface ore feed for the Vametco Plant.

•	Bowdens royalty and silver project in Australia, with operator Silver Mines expecting development approval in early 2023.
•	Sulphur Springs royalty and copper-zinc project, where updated ore reserves are expected in early 2023, ahead of advancing development financing options in the second half of 2023.

Continued organic news flow is expected throughout 2023, due in large part to Vox’s operating partners and their extensive, large scale drilling programs on royalty-linked projects.

Additional Opportunities

Although the Company is primarily focused on building its portfolio of royalties, Vox management believes that there may be opportunities to maximize the value of its assets through the sale, assignment or transfer of certain royalties, or the right to acquire certain royalties, to third parties. Vox is committed to maximizing per share shareholder value and will consider creative opportunities to achieve this commitment as the royalty and streaming sector evolves.

Asset Portfolio

As of the date of this MD&A, Vox owns 62 royalties and streaming assets spanning eight jurisdictions, including 38 royalty assets in Australia and 12 in North America.

Vox held an option to acquire a royalty over certain properties in the State of Montana on or before January 2023. Vox did not elect to exercise its option prior to the expiry date.

During the year ended December 31, 2022, mining of the Hidden Secret and Mousehollow gold deposits covered by the Higginsville (Dry Creek) royalty was completed by Karora Resources Inc. Since the Dry Creek royalty was acquired in June 2020, over 80% of the purchase price has been recouped by the Company. Vox management expects resumption of mining on Dry Creek royalty areas covering the Paleochannels mineral resource in coming years and ongoing brownfields drilling across the 3,366 hectare royalty mining leases.

 _______________________________

2Statements made in this section contain forward-looking information. Reference should be made to the “Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see the “Risk Factors” section in the most recent AIF and Form 40-F available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively.

9

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2022

The following table summarizes each of Vox’s royalty and streaming assets as of the date of this MD&A:

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Segilola	1.5% NSR (subject to $3.5M cap)	Gold	Nigeria	Producing	Thor Explorations Ltd.
Janet Ivy	A$0.50/t royalty	Gold	Australia	Producing	Zijin Mining Group Co., Ltd. (Norton Gold Fields Pty Ltd.)
Otto Bore	2.5% NSR (on cumulative 42,000 – 100,000 oz production)	Gold	Australia	Producing	Northern Star Resources Ltd.
Wonmunna	1.25% to 1.5% GRR (>A$100/t iron ore)	Iron Ore	Australia	Producing	Mineral Resources Limited
Koolyanobbing (part of Deception & Altair pits)	2.0% FOB Revenue	Iron Ore	Australia	Producing	Mineral Resources Limited
Brauna	0.5% GRR	Diamonds	Brazil	Producing	Lipari Mineração Ltda.
Higginsville (Dry Creek)	A$0.74/gram gold ore milled(1) (effective 0.85% NSR)	Gold	Australia	Development (Satellite Production Expected)	Karora Resources Inc.
Mt Ida	1.5% NSR (>10Koz Au production)	Gold	Australia	Development	Aurenne Group Pty Ltd.
Bulong	1.0% NSR	Gold	Australia	Development	Black Cat Syndicate Limited
South Railroad	0.633% NSR + advance royalty payments	Gold	USA	Development	Orla Mining Ltd.
Bullabulling	A$10/oz gold royalty (>100Koz production)	Gold	Australia	Development	Zijin Mining Group Co., Ltd. (Norton Gold Fields Pty Ltd.)
Lynn Lake (MacLellan)(2)	2.0% GPR (post initial capital recovery)	Gold	Canada	Development	Alamos Gold Inc.
Limpopo (Dwaalkop)	1% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Limpopo (Messina)	0.704% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Goldlund	1.0% NSR (>50m depth from shaft collar)	Gold	Canada	Development	Treasury Metals Inc.
El Molino	0.5% NSR	Gold, silver, copper and molybdenum	Peru	Development	China Minmetals/ Jiangxi Copper
British King	1.5% NSR on the first 10,000 oz and 5.25% stream thereafter	Gold	Australia	Development (Care & Maintenance)	Central Iron Ore Ltd
Brightstar Alpha	2.0% GRR	Gold	Australia	Development (Care & Maintenance)	Brightstar Resources Limited
Bowdens	0.85% GRR	Silver-lead-zinc	Australia	Development	Silver Mines Limited
Pedra Branca	1.0% NSR	Nickel, copper, cobalt, PGM’s, Chrome	Brazil	Development	ValOre Metals Corp.

10

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2022

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Pitombeiras	1.0% NSR	Vanadium, Titanium, Iron Ore	Brazil	Development	Jangada Mines plc
Yellow Giant	Stream on 100% of silver produced on first 6,667 oz monthly, then 50% of monthly silver produced in excess	Silver	Canada	Development (Care & Maintenance)	MCC Canadian Gold Ventures Inc.
Mt. Moss	1.5% NSR	Base metals and silver	Australia	Development (Care & Maintenance)	Mt Moss Mining Pty Ltd.
Uley	1.5% GRR	Graphite	Australia	Development	Quantum Graphite Limited
Sulphur Springs	A$2/t ore PR (A$3.7M royalty cap)	Copper, zinc, lead, silver	Australia	Development	Develop Global Limited
Kangaroo Caves	A$2/t ore PR (40% interest)	Copper, zinc, lead, silver	Australia	Development	Develop Global Limited
Brits(3)	1.75% GSR (or ~C$1.09/tonne annual cap)	Vanadium	South Africa	Development	Bushveld Minerals Limited
Montanore	$0.20/ton	Silver, copper	USA	Development	Hecla Mining Company
Kenbridge	1.0% NSR (buyback for C$1.5M)	Nickel, copper, cobalt	Canada	Development	Tartisan Nickel Corp.
Cardinia (Lewis deposit)	1% GRR (>10koz)	Gold	Australia	Development	Kin Mining Ltd
Ashburton	1.75% GRR (>250K oz)	Gold	Australia	Exploration	Kalamazoo Resources Limited
Beschefer	0.6% NSR (partial buyback)	Gold	Canada	Exploration	Goldseek Resources Inc.
Kelly Well	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Dacian Gold Limited
New Bore	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Dacian Gold Limited
Millrose	1.0% GRR	Gold	Australia	Exploration	Strickland Metals Limited
Kookynie (Melita)	A$1/t ore PR (>650Kt ore mined and treated)	Gold	Australia	Exploration	Genesis Minerals Ltd.
Kookynie (Consolidated Gold)	A$1/t ore PR (with gold grade escalator(4))	Gold	Australia	Exploration	Metalicity Limited
Kookynie (Wolski)	A$1/t ore PR (>650Kt ore mined and treated) and a A$1/t ore PR (with gold grade escalator(4))	Gold	Australia	Exploration	Zygmund Wolski
Green Dam	2.0% NSR	Gold	Australia	Exploration	St. Barbara Limited
Holleton	1.0% NSR	Gold	Australia	Exploration	Ramelius Resources Limited
Yamarna	A$7.50/oz discovery payment	Gold	Australia	Exploration	Gold Road Resources Ltd.
West Kundana	Sliding scale 1.5% to 2.5% NSR	Gold	Australia	Exploration	Evolution Mining Ltd
Merlin & Electric Dingo	0.75% GRR (>250K oz)	Gold	Australia	Exploration	Black Cat Syndicate Limited
West Malartic (Chibex South)	0.66% NSR	Gold	Canada	Exploration	Agnico Eagle Mines Limited
Bulgera	1.0% NSR	Gold	Australia	Exploration	Norwest Minerals Limited
Comet Gold	1.0% NSR	Gold	Australia	Exploration	Accelerate Resources Ltd.

11

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2022

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Mount Monger	1.0% NSR	Gold	Australia	Exploration	Mt Monger Resources Ltd.
Forest Reefs	1.5% NSR	Gold and copper	Australia	Exploration	Newcrest Mining Limited
Mexico Assets	1.0% NSR	Silver, lead, zinc	Mexico	Exploration	Privately held
Barabolar Surrounds	1.0% GRR	Silver-lead-zinc	Australia	Exploration	Silver Mines Limited
Alce	3.0% GRR	Gold, copper	Peru	Exploration	Compania Minera Santa Raquel SAC
Volga	2.0% GRR	Copper	Australia	Exploration	Novel Mining
Thaduna	1.0% NSR	Copper	Australia	Exploration	Sandfire Resources Limited
Glen	0.2% FOB RR	Iron ore	Australia	Exploration	Sinosteel Midwest Corporation
Anthiby Well	0.25% GRR	Iron ore	Australia	Exploration	Hancock Prospecting
Lynn Lake (Nickel)	2.0% GPR (post initial capital recovery)	Nickel, copper, cobalt	Canada	Exploration	Corazon Mining Ltd.
Estrades	2.0% NSR	Gold	Canada	Exploration	Galway Metals Inc.
Opawica	0.49% NSR	Gold	Canada	Exploration	Imperial Mining Group Ltd.
Phoebe	3.0% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.
Cart	3.0% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.
Jaw	3.0% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.
Colossus	3.0% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.

Notes:

(1)	Royalty rate per gram of gold = A$0.12 x (price of gold per gram at Perth Mint / A$14) = A$0.74/gram gold ore milled, as at February 15, 2023.
(2)	Covers only a portion of the MacLellan deposit and not all reserves disclosed by Alamos Gold Inc.
(3)	Covers the Uitvalgrond Portion 3 of the Brits project and not all reserves disclosed by Bushveld Minerals Limited.
(4)	Royalty = A$1 / Tonne (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne – 5) x 0.5)+1).

Summary of Annual Results

The following selected historical financial data was prepared under IFRS:

	December 31, 2022	December 31, 2021	December 31, 2020
	$	$	$
Statement of income (loss) and comprehensive income (loss)
Revenues	8,508,105	3,651,717	126,227
Gross profit	6,664,087	2,679,125	105,391
Operating expenses	6,214,749	5,990,417	7,495,984
Net income (loss)	328,179	(4,132,019)	(10,231,403)
Basis earnings (loss) per share	0.01	(0.11)	(0.35)
Diluted earnings (loss) per share	0.01	(0.11)	(0.35)
Dividends declared per share	0.02	-	-

Statement of Financial Position
Total assets	41,805,456	27,305,421	15,186,635
Total non-current liabilities	3,416,712	4,666,998	1,042,642

Statement of Cash Flows
Net cash flows from (used in) operating activities	2,047,169	768,346	(1,844,454)
Net cash flows used in investing activities	(2,640,222)	(9,353,630)	(3,715,642)
Net cash flows (used in) from financing activities	(395,280)	10,643,058	8,839,767

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

Operating results herein are discussed primarily with respect to the comparable period in the prior year. “12M2022” refers to the twelve-month period ended December 31, 2022 and the “comparable period” or “12M2021” refers to the twelve-month period ended December 31, 2021.

12

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2022

Revenues

Total royalty revenue receipts for 12M2022 were $9,717,022 compared to $3,651,717 in the comparable period. The 12M2022 royalty revenue receipts were allocated as follows:

•	$1,208,917 to royalty, stream and other interests on the balance sheet (April 1 - May 25, 2022 Wonmunna-linked revenue); and
•	$8,508,105 to the income statement.

The portion of Wonmunna revenue relating to the period April 1, 2022 to May 25, 2022, representing the period prior to Vox’s acquisition date of the royalty asset, has been capitalized as an offset to the acquisition purchase price of the Wonmunna royalty on May 26, 2022. The 12M2022 revenue growth was largely driven by gold royalty revenue from the Segilola gold royalty asset, which began providing royalty revenue in December 2021, along with revenue earned from the Wonmunna iron ore royalty asset commencing on May 26, 2022.

Operating Expenses

Operating expenses for 12M2022 were $6,214,749, up from $5,990,417 in the comparable period. The net increase in expenditures for 12M2022 was primarily related to:

•	Nasdaq listing costs incurred during 12M2022 of $358,314;
•	Increase in director and officers insurance expenses during 12M2022 of $105,542;
•	Increase in salaries and benefits during 12M2022 of $153,908;
•	Increase in project evaluation expenses during 12M2022 of $168,776;
•	Reduction in professional fees expenditures of $223,146; and
•	Reduction in share-based compensation during 12M2022 of $356,935.

Other Income

Other income for the 12M2022 period was $1,346,742, down from $1,361,232 in the comparable period. The decrease in income was primarily related to the following:

•	In 12M2021, the Company realized a gain on the sale of two non-core graphite royalty assets of $2,030,700;
•

In 12M2022, Vox realized a loss on the sale of investments of $604,574, related to the sale of common shares held in Electric Royalties Ltd. vs. an unrealized loss on the same investments in the comparable period of $149,001;

•

Income related to the fair value change in warrants and PSU liabilities of $2,200,312 during 12M2022 vs. an expense of $517,971 in the comparable period. The increase in income during 12M2022 was primarily a result of the drop in the Company’s share price at the end of 12M2022 vs. the end of the comparable period, along with a shorter timeline to expiry date for warrants and PSUs; and

•

Foreign exchange loss of $331,966 for 12M2022 vs. a gain of $96,642 in the comparable period. The loss in 12M2022 is a result of C$ and A$ balances at period end that were converted to United States Dollars at a time when the United States Dollar had strengthened in value compared to its value at the end of the comparable period.

Income tax expense

During 12M2022, the Company recorded a current income tax expense of $219,406 vs. $439,023 in the comparable period. In addition, the Company recorded a deferred income tax expense of $1,248,495 vs. $1,742,936 in 12M2021. The decrease in income tax expense for the period is a result of the change in taxable temporary differences arising from the Company’s royalty, stream and other interests.

Net Income

The net income and comprehensive income for the 12M2022 period was $328,179 vs. a loss of $4,132,019 in the comparable period. On a per share basis, the basic and diluted earnings per share was $0.01 for the 12M2022 period vs. a loss per share of $0.11 in the comparable period. The net income (loss) for each of the periods is from the results of operations discussed above.

13

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2022

Summary of Quarterly Results

The following table presents a summary of the Company’s quarterly results of operations for each of its last eight quarters.

	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
	$	$	$	$	$	$	$	$
Statement of income (loss) and comprehensive income (loss)
Revenues	2,104,758	3,181,574	1,750,754	1,471,019	574,214	1,223,493	1,314,030	539,980
Gross profit	1,591,909	2,463,007	1,444,878	1,164,293	199,656	946,711	1,053,487	479,271
Operating expenses	1,602,867	1,683,196	1,476,025	1,452,661	1,772,277	1,451,402	1,368,146	1,398,592
Net income (loss)	52,062	83,940	432,569	(240,392)	(4,320,912)	(1,251,384)	2,057,694	(617,417)
Earnings (loss) per share – basic and diluted	0.00	0.00	0.01	(0.01)	(0.11)	(0.03)	0.05	(0.02)
Dividends declared per share	0.01	0.01	0.00	0.00	0.00	0.00	0.00	0.00

Statement of Financial Position
Total assets	41,805,456	41,439,314	39,805,541	27,008,128	27,305,421	28,109,626	30,161,290	29,024,889
Total non-current liabilities	3,416,712	3,295,832	2,784,804	4,265,101	4,666,998	2,686,334	1,862,249	1,976,007

Statement of Cash Flows
Cash flows from (used in) operating activities	1,695,717	966,106	(209,829)	(404,825)	417,973	1,346,103	(427,511)	(568,219)

Three Months Ended December 31, 2022 Compared to the Three Months Ended December 31, 2021

Operating results herein are discussed primarily with respect to the comparable quarter in the prior year. The “quarter” or “Q4 2022” refers to the three-month period ended December 31, 2022 and the “comparable quarter” or “Q4 2021” refers to the three-month period ended December 31, 2021.

Revenues

Total revenues for Q4 2022 were $2,104,758 compared to $574,214 in the comparable quarter. Q4 2022 revenue growth was largely driven by gold royalty revenue from the Segilola gold royalty asset, which began providing royalty revenue in December 2021, along with consistent quarterly revenue earned from the Wonmunna iron ore royalty asset since its acquisition in Q2 2022.

Operating Expenses

Operating expenses for the quarter were $1,602,867, down from $1,772,277 in the comparable quarter. The decrease in expenditures was primarily related to the following:

•	Nasdaq listing costs incurred during the quarter of $93,811;
•	Increase in project evaluation expenses during the quarter of $246,812;
•	Reduction in professional fees expenditures during the quarter of $174,734;
•	Reduction in share-based compensation during the quarter of $242,527; and
•	Reduction in corporate administration fees during the quarter of $78,686.

Other Income

Other income for the quarter was $96,862 vs. other expenses of $566,332 in the comparable quarter. The increase in income was primarily related to the following:

•	In Q4 2021, Vox recorded an unrealized loss on the common shares held in Electric Royalties Ltd. of $132,024 vs. $nil in the current quarter;
•

Income related to the fair value change in warrants and PSU liabilities of $57,447 during the quarter vs. an expense of $444,867 in the comparable quarter. The increase in income during the quarter was primarily a result in the drop in the Company’s share price at the end of the quarter vs. the end of the comparable quarter, along with a shorter timeline to expiry date for warrants and PSUs; and

•	Interest income earned on cash balances during the quarter of $50,221 vs. $2,587 in the comparable quarter.

Income tax expense

During the quarter, the Company recorded a current income tax recovery of $68,297 vs. a current income tax expense of $439,023 in the comparable quarter. In addition, the Company recorded a deferred income tax expense of $102,139 vs. $1,742,936 in Q4 2021. The decrease in income tax expense for the period is a result of the change in taxable temporary differences arising from the Company’s royalty, stream and other interests.

14

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2022

Net Income

The net income and comprehensive income for Q4 2022 was $52,062 vs. a loss of $4,320,912 in the comparable quarter. On a per share basis, the basic and diluted earnings per share was $0.00 for the period vs. a loss per share of $0.11 in the comparable quarter. The net income (loss) for each of the periods is from the results of operations discussed above.

Three Months Ended December 31, 2022 Compared to the Other Quarters Presented

Revenues

Quarterly revenues in 2021 were primarily driven by the Koolyanobbing iron ore royalty asset and the Dry Creek gold royalty asset. In December 2021, gold royalty revenue commenced from the Segilola gold royalty asset, and in May 2022, iron ore royalty revenue commenced from the Wonmunna iron ore royalty asset. Revenues derived from Segilola and Wonmunna have been relatively consistent quarter over quarter since December 2021 and May 2022, respectively.

Operating Expenses

Operating expenses have been relatively consistent quarter over quarter since Q1 2021. One of the key drivers to the increases in 2022 are related to Nasdaq listing costs. In Q2, Q3 and Q4 2022, the Company incurred Nasdaq listing costs of $148,898, $118,605, and $93,811, respectively, relating to the secondary listing of the Company, which Vox commenced trading on the Nasdaq on October 10, 2022.

Liquidity and Capital Resources

The Company’s working capital and liquidity position as at December 31, 2022 comprised current assets of $6,770,247, including cash and cash equivalents of $4,174,654. Against current liabilities of $2,974,296, this resulted in net working capital of $3,795,951. This compares to current assets of $8,137,955 and net working capital of $6,209,207 as at December 31, 2021.

Cash Flows From Operating Activities

Cash flows from operations in Q4 2022 were $1,695,717 vs. $417,973 in Q4 2021. The increase during the period is mainly a result of an increase in income from operating activities prior to non-cash working capital changes of $1,993,810, which is primarily related to the increase in royalty revenues during the quarter related to Segilola and Wonmunna, offset by an increase in accounts receivables, an increase in prepaid expenses related to D&O insurance, a decrease in accounts payable change, and a decrease in current income tax liabilities vs. the comparable quarter.

Cash flows from operations in 12M2022 were $2,047,169 vs. $768,346 in the comparable period. The increase during the period is mainly a result of an increase in income from operating activities prior to non-cash working capital changes of $4,003,122, which is primarily related to the increase in royalty revenues during the period related to Segilola and Wonmunna, offset by an increase in accounts receivable related to revenues recorded on the income statement, an increase in prepaid expenses related to D&O insurance, an increase in accounts payable change, and decrease in current income tax liabilities vs. the comparable period.

Cash Flows Used In Investing Activities

Cash flows used in investing activities in Q4 2022 were $720,812 vs. $5,479 in the comparable quarter. In the current period, the Company allocated $467,492 to the acquisition of the Cardinia royalty and a production-linked milestone payment of $161,998 related to the Koolyanobbing royalty asset was paid. In addition, there was an offsetting payment of $205,359 related to the Wonmunna Q2 2022 quarterly iron ore revenue price adjustment.

Cash flows used in investing activities in 12M2022 were $2,640,222 vs. $9,353,630 in the comparable period. In the current period, the Company allocated $4,648,336 to the acquisition of royalties, increased restricted cash related to the Wonmunna royalty acquisition of $700,000, collected $1,208,917 in pre-acquisition royalty net revenue receipts related to the Wonmunna royalty, and earned proceeds of $1,545,925 on the sale of investments. Cash flows used in the comparable period were primarily related to the acquisition of royalties.

Cash Flows Used In Financing Activities

Cash flows used in financing activities for Q4 2022 were $445,940 vs. $13,640 in the comparable quarter. During the period, the Company paid its inaugural dividend, totalling $445,940. Cash flows used in financing activities during the comparable quarter included $62,444 to purchase and cancel Vox common shares, which was offset by proceeds of $48,804 received from the exercise of warrants.

Cash flows used in financing activities in 12M2022 were $395,280 vs. $10,643,058 generated from financing activities in the comparable period. During 12M2022, the Company received $532,422 from the exercise of warrants offset by dividends paid of $445,940, $454,215 spent to purchase and cancel 192,200 Vox common shares and $27,548 on share issue costs. In the comparable period, the Company completed a financing for net proceeds of $12,370,369, offset by $1,776,115 spent to purchase and cancel 758,400 Vox common shares.

15

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2022

With respect to the interim investment of excess working capital, the Company holds only cash, and it does not hold debt instruments issued by third parties, nor does it hold any material equities or other temporary investments of any kind.

The Company’s management believes current financial resources will be adequate to cover anticipated expenditures for general and administration and project evaluation costs and anticipated minimal capital expenditures for the foreseeable future. Vox’s long-term capital requirements are primarily affected by ongoing activities related to the acquisition or creation of royalties and streams. The Company currently, and generally at any time, has acquisition opportunities in various stages of active review. In the event of the acquisition of one or more significant royalties or streams, Vox may seek additional debt or equity financing as necessary.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Commitments and Contingencies

As at December 31, 2022, the Company did not have any right-of-use assets or lease liabilities.

The Company is, from time to time, involved in legal proceedings of a nature considered normal to its business. The Company believes that none of the litigation in which it is currently involved or have been involved with, individually or in the aggregate, is material to its consolidated financial condition or results of operations.

The Company is committed to minimum annual lease payments for its premises, which renew on a quarterly basis, and certain consulting agreements, as follows:

2023
$
Leases	12,980
Consulting agreements	10,371

23,351

The Company is responsible for making certain milestone payments in connection with royalty acquisitions, which become payable on certain royalty revenue or cumulative production thresholds being achieved, as follows:

Royalty	$
Limpopo(1)(3)	6,571,175
Janet Ivy(1)(4)	2,036,917
Goldlund(1)(5)	886,001
Brits(1)(6)	1,250,000
Bullabulling(2)(7)	678,972
Koolyanobbing(8)	339,486
El Molino(9)	450,000
Uley(1)(10)	149,374
Winston Lake(11)	73,833
Norbec & Millenbach(11)	18,458

12,454,216

(1)	The milestone payment(s) may be settled in either cash or common shares of the Company, at the Company’s election.
(2)	The milestone payment may be settled in cash or ½ cash and ½ common shares of the Company, at the Company’s election.
(3)

Milestone payments include: (i) C$1,500,000 upon cumulative royalty receipts from Limpopo exceeding C$500,000; (ii) C$400,000 upon cumulative royalty receipts from Limpopo exceeding C$1,000,000; and (iii) C$7,000,000 upon cumulative royalty receipts from Limpopo exceeding C$50,000,000.

(4)	A milestone payment of A$3,000,000 due upon cumulative royalty receipts from Janet Ivy exceeding A$750,000.
(5)

Milestone payments include: (i) C$700,000 or issue up to a maximum of 258,159 common shares in January 2023, which the Company issued 215,769 common shares on January 24, 2023 to settle this milestone; and (ii) C$500,000 or issue up to a maximum of 184,399 common shares in December 2023.

(6)	Milestone payments include: $1,000,000 once 210,000t have been mined over a continuous six-month period, and (ii) a further $250,000 once 1,500,000t have been mined over a rolling 3-year time horizon.
(7)

Milestone payments include: (i) A$500,000 upon the project operator receiving approval of a mining proposal from the West Australian Department of Mines, Industry Regulation and Safety; and (ii) A$500,000 upon the Company receiving first royalty revenue receipt from the Bullabulling project.

(8)	Milestone payment due upon achievement of cumulative 5Mdmt of ore processed.
(9)	Milestone payment due upon registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions.
(10)	Milestone payment due upon commencement of commercial production.
(11)	Milestone payment due upon (i) the exercise of a separate third-party option agreement, (ii) the issuance of the royalty to the previous royalty owner, and (iii) the assignment of the royalty to Vox.

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Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2022

The Company’s management believes current and expected future financial resources will be adequate to cover anticipated achieved milestones payments for the foreseeable future, that are required to be settled in cash, without the option for the Company to settle in common shares of the Company.

Related Party Transactions

Related parties include the Company’s Board of Directors and Management, as well as close family and enterprises that are controlled by these individuals and certain persons performing similar functions. Other than indicated below, the Company entered into no related party transaction during the years ended December 31, 2022 and 2021.

Key management personnel compensation

The remuneration of directors and other members of key management personnel during years ended December 31, 2022 and 2021 were as follows:

	December 31, 2022	December 31, 2021
	$	$
Short-term employee benefits	1,986,599	1,743,334
Share-based compensation	684,952	955,146

	2,671,551	2,698,480

Changes in Accounting Policies

There were no changes in accounting policies during the year ended December 31, 2022.

Recent Accounting Pronouncements

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2023. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 – Presentation of Financial Statements (“IAS 1”)

IAS 1 was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2024.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value.

As at December 31, 2022 and March 14, 2022, the issued and outstanding securities were as follows:

	March 14, 2023	December 31, 2022
	#	#
Common shares issued and outstanding	45,072,788	44,758,269
Warrants	8,697,550	8,697,550
Stock options	1,603,984	1,603,984
Restricted share units	516,294	615,044
Performance share units	901,456	895,166

Fully diluted common shares	56,792,072	56,570,013

Critical Accounting Judgements and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements. Estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances. However, actual results may differ from those estimates included in the consolidated financial statements.

17

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2022

The Company’s significant accounting policies and estimates are disclosed in Notes 2 and 3 of the December 31, 2022 audited consolidated financial statements.

Financial Instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the years ended December 31, 2022 and 2021.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and royalty receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in high quality financial institutions and closely monitors its royalty receivable balances. The Company’s royalty receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Vox’s royalty and streaming portfolio.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations and holding of cash and cash equivalents. As at December 31, 2022, the Company had cash and cash equivalents of $4,174,654 (December 31, 2021 - $5,064,802) and working capital of $3,795,951 (December 31, 2021 - $6,209,207).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net income due to currency fluctuations include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes payable and other liabilities denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian denominated monetary assets and liabilities at December 31, 2022, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the United States dollar would increase (decrease) net income (loss) and other comprehensive income (loss) by $380,000.

Interest rate risk

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of precious and base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of precious, base and/or ferrous metals. The price of precious and base metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

Fair value of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and income tax liabilities on the consolidated statements of financial position approximate fair value because of the limited term of these instruments.

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Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2022

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices include din Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices): and
•	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at December 31, 2022 and 2021, the Company does not have any financial instruments measured at fair value after initial recognition, except other liabilities, which are calculated using Level 3 inputs.

The following table provides information about financial assets and liabilities measured at fair value in the consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

As at December 31, 2022

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Other liabilities	-	-	(601,715)	(601,715)

	-	-	(601,715)	(601,715)

As at December 31, 2021

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments	2,150,499	-	-	2,155,499
Other liabilities	-	-	(3,327,672)	(3,327,672)

	2,150,499	-	(3,327,672)	(1,177,173)

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 as at December 31, 2022 and 2021. These financial instruments are measured at fair value utilizing non-observable market inputs. The gains and losses are recognized in the consolidated statements of income (loss) and comprehensive income (loss).

	December 31, 2022	December 31, 2021
	$	$
Balance, beginning of year	3,327,672	1,042,642
Issuance of financing warrants	-	1,372,247
Change in valuation of financing warrants	(2,200,312)	517,971
Share-based compensation expense on PSUs	(525,645)	394,812

Balance, end of year	601,715	3,327,672

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. As at December 31, 2022, the capital structure of the Company consists of $35,414,448 (December 31, 2021 - $20,709,675) of total equity, consisting of share capital, equity reserves, and deficit. The Company was not subject to any externally imposed capital requirements.

Internal Controls Over Financial Reporting

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have established processes to provide them with sufficient knowledge to support representations that they have exercised reasonable diligence that: (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented. Previously, the CEO and CFO filed Venture Issuer Basic Certificates with the Company’s annual and interim filings, as permitted under National Instrument 52‐109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52‐109”). Effective October 10, 2022, the Company became a non-venture issuer by virtue of its listing on Nasdaq. Accordingly, for the financial year ended December 31, 2022 and pursuant to Section 4.5 of NI 52-109, the Company has filed an annual certificate in Form 52-109F1 – IPO/RTO – Certification of Annual Filings Following an Initial Public Offering, Reverse Takeover or Becoming a Non-Venture Issuer. In contrast to the certificate required for non-venture issuers under NI 52-109, the certificate filed by the Company does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52‐109 in Canada and under the Securities Exchange Act of 1934, as amended, in the United States. In particular, the certifying officers of the Company do not make any representations relating to the establishment and maintenance of:

19

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2022

i.

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii.	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company’s CEO and CFO are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the corresponding certificate. Investors should be aware that inherent limitations on the ability of certifying officers of an issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52‐109 in the first financial period following the issuer becoming a non-venture issuer in the circumstances described in Section 4.5 of NI 52-109, as further described under “Limitations of Controls and Procedures” below.

Changes in Internal Controls

There were no changes in internal controls of the Company during the year ended December 31, 2022 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the CEO and the CFO, believe that any DC&P or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Forward-Looking Information

Certain statements contained in this MD&A may be deemed “forward looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Vox expects to occur including management’s expectations regarding Vox’s growth, results of operations, estimated future revenues, carrying value of assets, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on commodities and currency markets are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the performance of the assets of Vox, the realization of the anticipated benefits deriving from Vox’s investments and transactions, the expected developments at the assets underlying Vox’s royalties and streams and Vox’s ability to seize future opportunities. Although Vox believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Vox, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to the Company’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the conflict in Ukraine, and as well as those risk factors discussed in the section entitled “Risk Factors” in Vox’s AIF dated March 14, 2023 available at Sedar at www.sedar.com and on Edgar at www.sec.gov. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Vox holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Vox holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Vox cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Vox believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. This MD&A contains future-orientated information and financial outlook information (collectively, “FOFI”) about the Company’s revenues from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s anticipated business operations. Vox disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

20

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2022

Third-Party Market and Technical Information

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this document.

21